UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 2)*


                                STEN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    85857T101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1 (b)
         |X|      Rule 13d-1 (c)
         |_|      Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85857T101
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                            Valens U.S. SPV I, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   20-8903266
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                          (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:     Delaware

--------------------------------------------------------------------------------
               5    SOLE VOTING POWER:         0 shares of Common Stock.*
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER:       252,622 shares of Common Stock.*
OWNED BY
EACH           -----------------------------------------------------------------
REPORTING      7    SOLE DISPOSITIVE POWER:    0 shares of Common Stock.*
PERSON
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER:  252,622 shares of Common Stock.*

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     252,622 shares of Common Stock*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:  |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     9.99%*

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

      * Based on 2,528,751 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company") as of December 29, 2008, as represented by the Company's Annual Report on Form 10-K/SB for the fiscal year ended September 28, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and PSource Structured Debt Limited ("PSource" and together with Valens US and Valens Offshore I, collectively the "Investors") held (i) a warrant (the "Warrant A") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "Warrant B") to acquire 45,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Warrant C" and together with Warrant A and Warrant B, collectively, the "Warrants") to acquire 100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iv) 225,294 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US and Valens Offshore I are managed by Valens Capital Management, LLC ("VCM"). PSource is managed by Laurus Capital Management, LLC ("LCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 85857T101
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:          Valens Capital Management, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:     20-8903345
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                          (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:     Delaware

--------------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER:         0 shares of Common Stock.*
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER:       252,622 shares of Common Stock.*
OWNED BY
EACH           -----------------------------------------------------------------
REPORTING      7    SOLE DISPOSITIVE POWER:    0 shares of Common Stock.*
PERSON
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER:  252,622 shares of Common Stock.*

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     252,622 shares of Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:  |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     9.99%*

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

      * Based on 2,528,751 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company") as of December 29, 2008, as represented by the Company's Annual Report on Form 10-K/SB for the fiscal year ended September 28, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and PSource Structured Debt Limited ("PSource" and together with Valens US and Valens Offshore I, collectively the "Investors") held (i) a warrant (the "Warrant A") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "Warrant B") to acquire 45,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Warrant C" and together with Warrant A and Warrant B, collectively, the "Warrants") to acquire 100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iv) 225,294 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US and Valens Offshore I are managed by Valens Capital Management, LLC ("VCM"). PSource is managed by Laurus Capital Management, LLC ("LCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 85857T101
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:           Valens Offshore SPV I, Ltd.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   98-0539781
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                          (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:     Cayman Islands

--------------------------------------------------------------------------------
               5    SOLE VOTING POWER:         0 shares of Common Stock.*
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER:       252,622 shares of Common Stock.*
OWNED BY
EACH           -----------------------------------------------------------------
REPORTING      7    SOLE DISPOSITIVE POWER:    0 shares of Common Stock.*
PERSON
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER:  252,622 shares of Common Stock.*

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     252,622 shares of Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:  |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     9.99%*

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

      * Based on 2,528,751 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company") as of December 29, 2008, as represented by the Company's Annual Report on Form 10-K/SB for the fiscal year ended September 28, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and PSource Structured Debt Limited ("PSource" and together with Valens US and Valens Offshore I, collectively the "Investors") held (i) a warrant (the "Warrant A") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "Warrant B") to acquire 45,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Warrant C" and together with Warrant A and Warrant B, collectively, the "Warrants") to acquire 100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iv) 225,294 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US and Valens Offshore I are managed by Valens Capital Management, LLC ("VCM"). PSource is managed by Laurus Capital Management, LLC ("LCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 85857T101
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:          PSource Structured Debt Limited
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                          (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:     Guernsey

--------------------------------------------------------------------------------
               5    SOLE VOTING POWER:         0 shares of Common Stock.*
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER:       252,622 shares of Common Stock.*
OWNED BY
EACH           -----------------------------------------------------------------
REPORTING      7    SOLE DISPOSITIVE POWER:    0 shares of Common Stock.*
PERSON
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER:  252,622 shares of Common Stock.*

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     252,622 shares of Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:  |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     9.99%*

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

      * Based on 2,528,751 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company") as of December 29, 2008, as represented by the Company's Annual Report on Form 10-K/SB for the fiscal year ended September 28, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and PSource Structured Debt Limited ("PSource" and together with Valens US and Valens Offshore I, collectively the "Investors") held (i) a warrant (the "Warrant A") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "Warrant B") to acquire 45,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Warrant C" and together with Warrant A and Warrant B, collectively, the "Warrants") to acquire 100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iv) 225,294 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US and Valens Offshore I are managed by Valens Capital Management, LLC ("VCM"). PSource is managed by Laurus Capital Management, LLC ("LCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 85857T101
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:          Laurus Capital Management, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   13-4150669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                          (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:                Delaware

--------------------------------------------------------------------------------
               5    SOLE VOTING POWER:         0 shares of Common Stock.*
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER:       252,622 shares of Common Stock.*
OWNED BY
EACH           -----------------------------------------------------------------
REPORTING      7    SOLE DISPOSITIVE POWER:    0 shares of Common Stock.*
PERSON
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER:  252,622 shares of Common Stock.*

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     252,622 shares of Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:  |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     9.99%*

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

      * Based on 2,528,751 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company") as of December 29, 2008, as represented by the Company's Annual Report on Form 10-K/SB for the fiscal year ended September 28, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and PSource Structured Debt Limited ("PSource" and together with Valens US and Valens Offshore I, collectively the "Investors") held (i) a warrant (the "Warrant A") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "Warrant B") to acquire 45,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Warrant C" and together with Warrant A and Warrant B, collectively, the "Warrants") to acquire 100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iv) 225,294 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US and Valens Offshore I are managed by Valens Capital Management, LLC ("VCM"). PSource is managed by Laurus Capital Management, LLC ("LCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 85857T101
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                            David Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                          (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:                Israel

--------------------------------------------------------------------------------
               5    SOLE VOTING POWER:         0 shares of Common Stock.*
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER:       252,622 shares of Common Stock.*
OWNED BY
EACH           -----------------------------------------------------------------
REPORTING      7    SOLE DISPOSITIVE POWER:    0 shares of Common Stock.*
PERSON
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER:  252,622 shares of Common Stock.*

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     252,622 shares of Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:  |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     9.99%*

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

      * Based on 2,528,751 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company") as of December 29, 2008, as represented by the Company's Annual Report on Form 10-K/SB for the fiscal year ended September 28, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and PSource Structured Debt Limited ("PSource" and together with Valens US and Valens Offshore I, collectively the "Investors") held (i) a warrant (the "Warrant A") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "Warrant B") to acquire 45,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Warrant C" and together with Warrant A and Warrant B, collectively, the "Warrants") to acquire 100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iv) 225,294 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US and Valens Offshore I are managed by Valens Capital Management, LLC ("VCM"). PSource is managed by Laurus Capital Management, LLC ("LCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 85857T101
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                            Eugene Grin

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                          (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:                United States

--------------------------------------------------------------------------------

               5    SOLE VOTING POWER:         0 shares of Common Stock.*
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER:       252,622 shares of Common Stock.*
OWNED BY
EACH           -----------------------------------------------------------------
REPORTING      7    SOLE DISPOSITIVE POWER:    0 shares of Common Stock.*
PERSON
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER:  252,622 shares of Common Stock.*

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     252,622 shares of Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:  |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     9.99%*

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

      * Based on 2,528,751 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company") as of December 29, 2008, as represented by the Company's Annual Report on Form 10-K/SB for the fiscal year ended September 28, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and PSource Structured Debt Limited ("PSource" and together with Valens US and Valens Offshore I, collectively the "Investors") held (i) a warrant (the "Warrant A") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "Warrant B") to acquire 45,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Warrant C" and together with Warrant A and Warrant B, collectively, the "Warrants") to acquire 100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iv) 225,294 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US and Valens Offshore I are managed by Valens Capital Management, LLC ("VCM"). PSource is managed by Laurus Capital Management, LLC ("LCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 85857T101

Item 1(a).    Name of Issuer: STEN Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:
                                                  10275 Wayzata Blvd., Suite 310
                                                  Minnetonka, MN 55305

Item 2(a).    Name of Person Filing: Valens Capital Management, LLC.

      This Schedule 13G is also filed on behalf of Valens U.S. SPV I, LLC, a Delaware limited liability company, PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Eugene Grin and David Grin. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV I, Ltd. Laurus Capital Management, LLC manages PSource Structured Debt Limited. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and Laurus Capital Management, LLC, and share voting and investment power over the shares owned by PSource Structured Debt Limited, Valens Offshore SPV I, Ltd., and Valens U.S. SPV I, LLC. Information related to each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Valens Capital Management, LLC, 335
              Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).    Citizenship: Delaware

Item 2(d).    Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).    CUSIP Number: 85857T101

Item 3.       Not Applicable

Item 4.       Ownership:

      (a)   Amount Beneficially Owned: 252,622 shares of Common Stock

      (b)   Percent of Class: 9.99%

      (c)   Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 252,622 shares of Common Stock.*

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock.*

            (iv)  shared power to dispose or to direct the disposition of:
                  252,622 shares of Common Stock.*

--------------------------------------------------------------------------------
         * Based on 2,528,751 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of STEN Corporation, a Minnesota corporation (the "Company") as of December 29, 2008, as represented by the Company's Annual Report on Form 10-K/SB for the fiscal year ended September 28, 2008. As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens Offshore I") and PSource Structured Debt Limited ("PSource" and together with Valens US and Valens Offshore I, collectively the "Investors") held (i) a warrant (the "Warrant A") to acquire 22,206 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "Warrant B") to acquire 45,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Warrant C" and together with Warrant A and Warrant B, collectively, the "Warrants") to acquire 100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iv) 225,294 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company; provided, however, that such written notice of waiver shall only be effective to the extent that no indebtedness (including principal, interest, fees and charges) of the Company to the Holder or any of its affiliates is outstanding. Valens US and Valens Offshore I are managed by Valens Capital Management, LLC ("VCM"). PSource is managed by Laurus Capital Management, LLC ("LCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 85857T101

Item 5.       Ownership of Five Percent or Less of a Class:
              Not applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:
              Not applicable

Item 7.       Identification and Classification of Subsidiary Which Acquired the
              Securities:
              Not applicable

Item 8.       Identification and Classification of Members of the Group:
              Not applicable

Item 9.       Notice of Dissolution of Group:
              Not applicable

Item 10.      Certification:

      By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 10, 2009

                                                 Valens Capital Management, LLC


                                                 /s/ Eugene Grin
                                                 Eugene Grin
                                                 Principal

CUSIP No. 85857T101

                                   APPENDIX A

A.   Name:                   Valens U.S. SPV I, LLC, a Delaware limited liability company
                             c/o Valens Capital Management, LLC
                             335 Madison Avenue, 10th Floor
                             New York, New York 10017

     Place of Organization:  Delaware

B.   Name:                   Valens Offshore SPV I, Ltd. a Cayman Islands limited company
                             335 Madison Avenue, 10th Floor
                             New York, New York 10017

     Place of Organization:  Cayman Islands


C.   Name:                   Laurus Capital Management,LLC, a Delaware limited liability company
                             335 Madison Avenue, 10th Floor
                             New York, New York 10017

     Place of Organization:  Delaware

D.   Name:                   PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey
                             335 Madison Avenue, 10th Floor
                             New York, New York 10017

     Place of Organization:  Guernsey

E.   Name:                   David Grin

     Business Address:       335 Madison Avenue, 10th Floor
                             New York, New York 10017

     Principal Occupation:   Principal of Valens Capital Management, LLC
                             Principal of Laurus Capital Management, LLC

     Citizenship:            Israel

F.   Name:                   Eugene Grin

     Business Address:       335 Madison Avenue, 10th Floor
                             New York, New York 10017

     Principal Occupation:   Principal of Valens Capital Management, LLC
                             Principal of Laurus Capital Management, LLC

     Citizenship:            United States

CUSIP No. 85857T101

      Each of Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., PSource Structured Debt Limited, Laurus Capital Management, LLC, David Grin and Eugene Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.


                                              Valens U.S. SPV I, LLC

                                              Valens Offshore SPV I, Ltd.

                                              By: Valens Capital Management, LLC
                                                  as investment manager

                                                  By: /s/ David Grin
                                                      --------------------------
                                                      David Grin
                                                      Authorized Signatory
                                                      February 10, 2009


                                              PSource Structured Debt Limited

                                              Laurus Capital Management, LLC

                                              By: Laurus Capital Management, LLC
                                                  Individually and as investment
                                                  manager

                                                  By: /s/ David Grin
                                                      --------------------------
                                                      David Grin
                                                      Authorized Signatory

                                                      February 10, 2009


                                              /s/ David Grin
                                              ----------------------------------
                                              David Grin
                                              February 10, 2009


                                              /s/ Eugene Grin
                                             ----------------------------------
                                              Eugene Grin
                                              February 10, 2009